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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007 or
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to .

Commission File No. 00-30747

A.
FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

PacWest Bancorp 401(k) Plan

PacWest Bancorp
120 Wilshire Blvd.
Santa Monica, California 90401

B.
NAME OF THE ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

PacWest Bancorp
401 West "A" Street
San Diego, California 92101

PacWest Bancorp 401(k) Plan

Index

All other schedules are omitted because they are not required or applicable pursuant to the Employee Retirement Income Security Act of 1974 (ERISA) and Department of Labor regulations.

Report of Independent Registered Public Accounting Firm

The 401K Committee
PacWest Bancorp 401K Plan

        We have audited the accompanying statement of net assets available for benefits of PacWest Bancorp 401(k) Plan (the Plan) (formerly known as First Community Bancorp 401(k) Plan) as of December 31, 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statement of the Plan as of December 31, 2006 was audited by other auditors, whose report dated July 10, 2007, expressed an unqualified opinion on that financial statement.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with U.S. generally accepted accounting principles.

        Our audit was performed for the purpose of forming an opinion on the 2007 financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i—Schedule of Assets (Held at End of Year) as of December 31, 2007, is presented for purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2007 financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic 2007 financial statements taken as a whole.

/s/  SQUAR, MILNER, PETERSON, MIRANDA & WILLIAMSON, LLP
Newport Beach, California
June 27, 2008

See accompanying notes to financial statements.

Report of Independent Registered Public Accounting Firm

To the Participants and the Administrator of the
PacWest Bancorp 401(k) Plan:

        We have audited the accompanying statement of net assets available for benefits of the PacWest 401(k) Plan (the Plan) (formerly known as First Community Bancorp 401(k) Plan) as of December 31, 2006. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 in conformity with U.S. generally accepted accounting principles.

/s/  GROBSTEIN, HORWATH & COMPANY LLP
Costa Mesa, California

July 10, 2007

See accompanying notes to financial statements.

PacWest Bancorp 401(k) Plan
Statements of Net Assets Available for Benefits
December 31, 2007 and 2006

	2007	2006
Investments at fair value:
Cash and cash equivalents	$1,674,507	$1,686,658
Mutual funds	19,115,599	17,061,482
Common stock	2,042,086	2,212,022
Participant loans	431,179	322,495

Total investments	23,263,371	21,282,657

Receivables:
Employer contributions	958,718	678,430
Participant contributions	125,160	101,435

Total receivables	1,083,878	779,865

Liabilities:
Excess contributions	10,889	—

Total liabilities	10,889	—

Net assets available for benefits	$24,336,360	$22,062,522

See accompanying notes to financial statements.

PacWest Bancorp 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2007

Additions to net assets attributable to:
Investment income:
Interest and dividends	$1,676,182
Net depreciation fair value of investments	(497,183)

Total investment income	1,178,999

Contributions:
Employer	958,718
Participants	3,710,545

Total contributions	4,669,263

Total additions	5,848,262

Deductions from net assets attributable to:
Benefits paid to participants	3,690,884
Deemed distributions of loans	7,257
Administrative expenses	12,576

Total deductions	3,710,717

Transfer of assets into the Plan	136,293

Increase in net assets	2,273,838

Net assets available for benefits:
Beginning of the year	22,062,522

End of the year	$24,336,360

See accompanying notes to financial statements.

PacWest Bancorp 401(k) Plan

Notes to Financial Statements

December 31, 2007 and 2006

(1) Description of the Plan

        The following description of the PacWest Bancorp 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan's provisions.

  (a)
  General

        The Plan is a defined contribution plan which provides retirement benefits for eligible employees of PacWest Bancorp and its subsidiaries (the Company) that have agreed to participate in the Plan. The Plan is administered by PacWest Bancorp (the Sponsoring Employer) who acts by and through its administrative committee, the 401(k) Committee. The 401(k) Committee is presently comprised of seven officers of the Sponsoring Employer and Pacific Western Bank, a subsidiary of the Sponsoring Employer. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

        Effective October 15, 2007, the Plan was amended to limit contributions into PacWest Bancorp common stock. The amendment limits contributions into PacWest Bancorp common stock to no more than 25% of either the future contributions made or total participant account balance. No changes were made to any participant account if, on the date of the amendment, the participant that had balances in PacWest Bancorp common stock in excess of the 25% limit, though future contributions were limited to no more than 25% of the total contribution. The amendment also imposes an exchange restriction that prohibits exchanges into PacWest Bancorp common stock if a participant's balance in PacWest Bancorp common stock exceeds 25% of the participant's total account balance. PacWest Bancorp is aware that certain transactions involving real time traded PacWest Bancorp common stock can bypass the 25% restriction.

        During 2007, the Pacific Liberty Bank 401(k) Plan merged into the Plan, pursuant to a business acquisition in 2006. As a result of the merger, former employees of the acquired company were allowed to transfer their plan account balances totaling $136,293 to the Plan.

        In 2008, the Plan was renamed the PacWest Bancorp 401(k) Plan.

  (c)
  Contributions

        Employees of the Company who complete three months of service and are at least 21 years of age are eligible to participate in the Plan on January 1, April 1, July 1, or October 1. Participants can contribute, under a salary reduction agreement, up to 60% of their eligible compensation, as defined, but not to exceed the dollar amount allowed by law, which was $15,500 for 2007 and $15,000 for 2006. The Company's Board of Directors determines the discretionary matching contribution on an annual basis. For the year 2007 plan year, the matching contribution was determined to be a maximum amount of 50% of the first 6% of covered compensation. Participants may also contribute amounts representing distributions (rollovers) from other tax favored plans, and participants age 50 and over may make unmatched "catch-up" contributions in accordance with Internal Revenue Code (IRC) regulations and limitations.

        Participants direct the investment of their contributions into various investment options offered by the Plan. Company contributions are invested at the participant's discretion in the same manner as the salary reduction contributions.

PacWest Bancorp 401(k) Plan

Notes to Financial Statements (Continued)

December 31, 2007 and 2006

(1) Description of the Plan (Continued)

        In December 31, 2007, approximately $309,713 was rolled over from Foothill Independent Bank Partners In Your Future 401(k) Plan, and is included in Participants Contributions in accompanying of Statement of Changes in Net Assets of Benefits for the Plan year ended.

  (d)
  Participant Accounts

        Each participant account is credited with the participant's contributions, allocations of the Company's matching contribution and profit sharing contribution (if any), and earnings or losses. Earnings of the various funds are allocated to the participant balances according to the ratio that a participant's account balance or shares held in a given fund bears to the total of all account balances or shares held in the fund.

  (e)
  Vesting

        Participant contributions are immediately fully vested. For the Company's matching contributions, participants who were hired before July 1, 2004 are immediately fully vested in employer contributions as well. Participants who were hired after July 1, 2004 shall vest in matching contributions in accordance with the following schedule:

Years of service	Vested percentage
Less than 1 year	—%
1	20
2	40
3	60
4	80
5	100

        Any nonvested amounts in a terminated participant's account will be forfeited in accordance with plan provisions. At December 31, 2007 and 2006, forfeited nonvested accounts totaled $23,414 and $121,667, respectively.

  (f)
  Benefit Payments

        A participant may receive a distribution of his or her entire vested accrued benefit only upon the participant's termination of employment. While employed, a participant may receive a distribution of his or her rollover account and employee contribution deferrals for reason of financial hardship, in accordance with Plan provisions. Withdrawal of previously contributed employee after-tax contributions is also permitted in accordance with Plan provisions.

        For distributions other than for financial hardship or on account of withdrawal of employee after-tax contributions, the method of payment shall be based on the participant's election and may be made in one or a combination of the following methods: a single lump sum; installments (if eligible as defined by the Plan); or direct transfer to an Individual Retirement Account (IRA) or tax favored plan that accepts the transfer. Distribution shall be made in cash or in-kind, in accordance with the participant's election and Plan provisions.

PacWest Bancorp 401(k) Plan

Notes to Financial Statements (Continued)

December 31, 2007 and 2006

(1) Description of the Plan (Continued)

  (g)
  Participant Loans

        Loans to participants may be made, at the discretion of the Plan's administrator, in an amount not less than $1,000 and not to exceed the lesser of 50% of the participant's vested account balance or $50,000 reduced by the highest outstanding loan balance in the participant's account during the prior 12-month period. Participants may only have one loan outstanding at a time. Such loans are collateralized by the participant's vested balance in the Plan and bear the prevailing interest rate used by lending institutions for loans made under similar circumstances. The terms of these loans cannot exceed five years, except if the loan is used to purchase the principal residence of the participant in which case the loan term may be extended for up to a period of ten years. Principal and interest are paid ratably through payroll deductions.

  (h)
  Excess Contributions

        Excess contributions as of December 31, 2007 represent employee contribution amounts made in excess of the statutory limits set by the Internal Revenue Code. Such amounts were refunded to the employees in 2008.

(2) Significant Accounting Policies

  (a)
  Basis of Accounting

        The financial statements of the Plan have been prepared on the accrual basis of accounting.

  (b)
  Use of Estimates

        The preparation of financial statements in conformity with generally accepted accounting principles in the United Stated of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities in the statements of net assets available for benefits and the additions and deductions in the statements of changes in net assets available for benefits, as well as the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

  (c)
  Investments

        The Plan's investments in mutual funds, money market funds, and common stock are carried at fair value based on the published market quotations. The Plan's investments in participant loans are valued at cost, which approximates fair value. Purchases and sales of investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

  (d)
  Payment of Participant Benefits

        Participant benefits are recorded when paid.

PacWest Bancorp 401(k) Plan

Notes to Financial Statements (Continued)

December 31, 2007 and 2006

(2) Significant Accounting Policies (Continued)

  (e)
  Administrative Expenses

        Administrative expenses of the Plan are paid by the Company, except for loan fees, which are charged to the applicable participant accounts. PacWest, also a party in interest and the trustee, charges fees for processing loan application transactions ($12,576 in 2007).

  (f)
  Risks and Uncertainties

        The Plan provides for various investment options in money market funds, mutual funds, common stocks, corporate debt, and government securities. Investment securities are exposed to various risks such as interest rate, market, and credit. Due to the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the various risk factors, in the near term, could materially affect participants' account balances and the amounts reported in the financial statements.

  (g)
  Concentration of Credit Risk

        Investment in the common stock of PacWest Bancorp comprises approximately 8% and 10% of the Plan's investments as of December 31, 2007 and 2006, respectively. During 2007, the Plan was amended regarding the maximum amount any participant may have in PacWest Bancorp common stock. Generally, participants may not allocate more than 25% of their contributions into PacWest Bancorp common stock.

(3) Investments

        The following table presents the fair value of investments as of December 31, 2007 and 2006, with individual investments representing 5% or more of the Plan's net assets available for benefits separately identified:

	Investment	2007		2006
Fidelity	Contrafund	$1,278,315		$818,970	*
Fidelity	Equity-Income Fund	$1,188,161		$1,093,598
Fidelity	Capital Appreciation Fund	1,436,675		1,398,357
Fidelity	Blue Chip Growth Fund	1,215,357		1,179,436
Fidelity	Diversified International Fund	2,294,086		1,829,219
Fidelity	Small Cap Stock Fund	1,483,080		1,774,119
Fidelity	Freedom 2020 Fund	1,599,224		1,531,644
Fidelity	US Bond Index Fund	1,151,268	*	1,177,890
Fidelity	Retirement Money Market Portfolio	1,674,211		1,686,204
PacWest Bancorp	Common stock	2,042,086		2,212,022

*
Less than 5% as of the respective year-end, presented for comparison only.

PacWest Bancorp 401(k) Plan

Notes to Financial Statements (Continued)

December 31, 2007 and 2006

(3) Investments (Continued)

        During 2007, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) on mutual funds, common and preferred stock, and government and agency securities depreciated in value by $497,183 as follows:

Investment	2007
Mutual funds	$55,763
PacWest Bancorp common stock	(552,936)

Total	$(497,183)

(4) Party-in-Interest Transactions

        Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the custodian as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Certain Plan investments are shares of common stock of PacWest Bancorp company stock, and thus, these are party-in-interest transactions.

(5) Income Taxes

        The Company received a favorable tax determination letter on October 9, 2003 from the Internal Revenue Service stating that the Plan is qualified under IRC Section 401(a) and that the Trust is exempt from federal income taxes under provisions of Section 501(a). Although the Plan has been amended and restated, the plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(6) Reconciliation of Financial Statements to Form 5500

        The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2007 to the Form 5500:

2007
Net assets available for benefits per the financial statements	$24,336,360
Less contributions receivable, net of excess contributions	(1,072,989)

Net assets available for benefits per the Form 5500	$23,263,371

        The following is a reconciliation of changes in net assets available for benefits per the financial statements for the year ended December 31, 2007 to the Form 5500:

2007
Change in net assets available for benefits per the financial statements	$2,273,838
Add prior year contributions receivable	779,865
Add current year excess contributions payable	10,889
Less current year contributions receivable	(1,083,878)

Net increase per the Form 5500	$1,980,714

PacWest Bancorp 401(k) Plan

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2007

Identity of issue, borrower, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	Number of shares	Current value
Cash and cash equivalents:
Fidelity	Retirement Money Market		$1,674,211
Fidelity	Stock Purchase Account		296

	Total cash and cash equivalents		1,674,507

Mutual funds:
Fidelity	Contrafund	17,485	1,278,315
Fidelity	Equity-Income Fund	21,540	1,188,161
Fidelity	Value Fund	11,429	857,276
Fidelity	Capital Appreciation Fund	53,687	1,436,675
Fidelity	Blue Chip Growth Fund	27,584	1,215,357
Fidelity	Diversified International Fund	57,496	2,294,086
Fidelity	Small Cap Stock Fund	85,088	1,483,080
Fidelity	Freedom Income Fund	11,734	134,350
Fidelity	Freedom 2000 Fund	11,650	144,116
Fidelity	Freedom 2005 Fund	6,111	72,052
Fidelity	Freedom 2010 Fund	58,409	865,629
Fidelity	Freedom 2015 Fund	46,131	575,257
Fidelity	Freedom 2020 Fund	101,153	1,599,224
Fidelity	Freedom 2025 Fund	54,771	721,883
Fidelity	Freedom 2030 Fund	41,569	686,727
Fidelity	Freedom 2035 Fund	21,502	294,152
Fidelity	Freedom 2040 Fund	36,882	358,866
Fidelity	Freedom 2045 Fund	606	6,881
Fidelity	Freedom 2050 Fund	1,219	13,932
Fidelity	Intermediate Government Income Fund	29,981	308,207
Fidelity	US Bond Index Fund	105,718	1,151,268
Oakmark	Fund Class I	8,834	356,629
Artisan	Mid Cap Fund	17,509	541,738
Royce	Low Priced Stock Fund	31,277	462,272
Spartan	US Equity Index Fund	20,606	1,069,466

	Subtotal mutual funds		19,115,599

Common stock:
PacWest Bancorp	Common stock	49,492	2,042,086
Participant loans:
The Plan	69 Participant loans, interest rates from 5.00% to 8.75%		431,179

	Total investments held at end of year		$23,263,371

See accompanying report of independent registered public accounting firm.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PACWEST BANCORP 401(K) PLAN
Date: June 30, 2008	/s/ JEFFREY T. KRUMPOCH Jeffrey T. Krumpoch Senior Vice President PacWest Bancorp

QuickLinks

PacWest Bancorp 401(k) Plan Index
Report of Independent Registered Public Accounting Firm
Report of Independent Registered Public Accounting Firm
PacWest Bancorp 401(k) Plan Statements of Net Assets Available for Benefits December 31, 2007 and 2006
PacWest Bancorp 401(k) Plan Statement of Changes in Net Assets Available for Benefits Year ended December 31, 2007
PacWest Bancorp 401(k) Plan Notes to Financial Statements December 31, 2007 and 2006
PacWest Bancorp 401(k) Plan Schedule H, Line 4i—Schedule of Assets (Held at End of Year) December 31, 2007
SIGNATURES